Exhibit 99.1
IDA Approves Mr. Koh Boon Hwee’s Appointment to PacNet Board of Directors
SINGAPORE, Sept 26, 2006 — MediaRing Ltd (“MediaRing”, SGX: MR SP) is pleased to announce that PacNet today received approval from the Info-Communications Development Authority of Singapore (“IDA”) on the appointment of Mr. Koh Boon Hwee to the Board of PacNet.
Mr. Koh said, “I am pleased to be appointed to the Board of PacNet. The task ahead is to work with the PacNet team to grow PacNet’s businesses with a view to improving value for all shareholders.” MediaRing is confident that Mr. Koh would be in the position to bring substantial Telecommunications experience to PacNet. In addition, we believe that PacNet will benefit from Mr. Koh’s business experience and connections, as well as his profile as one of Singapore’s most respected senior executives.
Mr. Koh Boon Hwee was the Chairman of Singapore Telecom for fifteen years, from 1986 to 2001. He is currently the Chairman of DBS Bank and was also the Chairman of Singapore Airlines from 2001 to 2005.
The proposed appointment of the other MediaRing’s nominee, Mr. Walter Sousa, is currently being reviewed by the PacNet Board.
About MediaRing
With offices in Singapore, Cambodia, Shanghai, Beijing, Hong Kong, Indonesia, Japan, Malaysia, Taiwan and Sunnyvale (USA), MediaRing is a leading pure-play Internet telephony player in Asia and enjoys a growing share of the global VoIP market. Through its strong technological capabilities and extensive distribution network, MediaRing brings high-quality voice services to carriers, enterprises, service providers, and consumers with its wide range of service offerings. Its extensive partnerships with carriers around the world allow call terminations worldwide. As a pioneer in VoIP services with unique proprietary technology, MediaRing derives more than 95% of its revenue from outside Singapore.
By Order of the Board
Khaw Kheng Joo
Director and CEO